Sandra M. DaDalt
Assistant Vice President
& Senior Counsel
Sun Life Assurance
Company of Canada
SC 2335
112 Worcester Street
Wellesley Hills, MA 02481-5699

Tel:           (781) 263-6402
       (800) 432-1102 ext. 6402
Fax:           (781) 416-3970
sandra.dadalt@sunlife.com

July 30, 2008

William J. Kotapish, Esq.
Assistant Director
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
901 E Street, N.W.
Washington, D.C. 20549-0506

Re:	Sun Life of Canada (U.S.) Variable Account F (File Nos. 333-74844, 333-83362, and 333-83364)
(collectively, “Registrants”)

Dear Mr. Kotapish:

Registrants will be adding four new optional living benefits, Retirement Income
Escalator II, Income ON Demand II, Income ON Demand II Escalator, Income ON Demand II Plus, (hereinafter, the “New Living Benefits”), to the Contracts described in the Prospectuses included in the above-captioned Registration Statements (the “Replicate Filings”).  Registrants request approval to rely upon Rule 485(b)(1)(vii) to file the New Living Benefits in the Replicate Filings pursuant to paragraph (b) of Rule 485, rather than pursuant to paragraph (a).  In doing so, Registrants make the following representations:

1.
The disclosure used to describe the New Living Benefits in the Replicate Filings will be substantially identical to the disclosure describing New Living Benefits in the Prospectus included in Post Effective Amendment No. 29 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account F (File No. 333-83516) (the “Template Filing”).

2.
Because the disclosure used to describe New Living Benefits in the Replicate Filings is substantially identical to the disclosure describing New Living Benefits in the Template Filing, Registrants will be able to (and will) revise the Replicate Filings to reflect the SEC Staff’s comments on the Template Filing.

3.	Registrants will incorporate in the Replicate Filings all changes requested by the SEC Staff in the Template Filing.

4.	The Replicate Filings will not contain changes that will render them ineligible to become effective under Rule 485(b), except for changes to add the New Living Benefits disclosure as described herein.

5.
Like the Template Filing, all of the Replicate Filings currently offer the earlier versions of Income ON Demand II and Retirement Income Escalator II (which earlier versions are Income ON Demand and Retirement Income Escalator, respectively, and are referred to herein as the “Predecessor Benefits”). The descriptions of the Predecessor Benefits are being moved to prospectus appendices in each case. In this way, the disclosure in the Replicate Filings describing the Predecessor Benefits will be substantially identical to the disclosure describing the Predecessor Benefits in the Template Filing.

Further support for this request is set out in A - D, below.

A.	Each New Living Benefit that will be described in a Replicate Filing will be identical to the New Living Benefit of the same name that is described in the Template Filing.

B.
Each New Living Benefit that will be described in a Replicate Filing will function identically in connection with the relevant form of variable annuity contract (a “Replicate Contract”) as the New Living Benefit of the same name functions in the connection with the form of variable annuity contract to which the Template Filing relates (the “Template Contract”).

C.	The Replicate Contracts are the same basic contract as the Template Contract.

D.	No New Living Benefit that will be described in a Replicate Filing is any less appropriate under the Replicate Contract covered by that filing than under the Template Contract.

Respectfully submitted,

  /s/ Sandra M. DaDalt

Sandra M. DaDalt
Assistant Vice President and Senior Counsel

cc: Rebecca A. Marquigny, Esquire
     Michelle Roberts, Esquire
     Thomas C. Lauerman, Esquire